SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO


         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                     CHRISKEN PARTNERS CASH INCOME FUND L.P.
                            (Name of Subject Company)

       MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.;
    ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MORAGA-DEWAAY FUND, LLC;
      MP FALCON FUND, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON, INC. and
              PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P.

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
C.E. Patterson                                 Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                    Amount of
                   Valuation*                     Filing Fee

                   $1,668,142                     $333.63

* For purposes of calculating the filing fee only. Assumes the purchase of 5,542 Units at a purchase price equal to $301 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:  $315.89
             Form or Registration Number:   Schedule TO
             Filing Party:  Above Bidders
             Date Filed: March 31, 2000

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

[ ]          Check  the  box  if  the  filing  relates  solely   to  preliminary
             communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]          third party tender offer subject to Rule 14d-1.
[ ]          issuer tender offer subject to Rule 13e-4.
[ ]          going private transaction subject to Rule 13e-3
[ ]          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 31, 2000 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.


                                  TENDER OFFER

             This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MORAGA-DEWAAY FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P. (collectively the "Purchasers") to purchase up to 5,542 units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Issuer"), the subject company. Mackenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The Purchasers offered to purchase the Units at a purchase price equal to $285 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2000 and May 5, 2000, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a) (1) and (a)(2), respectively. The issuer had 35,977.2501 Units issued and outstanding held by approximately 1,611 Unitholders as of December 31, 1999, according to its annual report on Form 10-K for the year then ended, which is the most recent information available to the Purchasers concerning the outstanding Units. The Purchasers are hereby amending the Offer to increase the purchase price to $301 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2000 and the Expiration Date, and are extending the expiration date to May 15, 2000.

             The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.     Exhibits.
             --------

             (a)(1)  Revised Offer to Purchase dated March 31, 2000

             (a)(5)  Form of Letter to Unitholders dated April 19, 2000

             (a)(6)  Press Release

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 19, 2000

MP VALUE FUND 4, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA FUND 1, L.P.
By Moraga Partners, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 16, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA-DEWAAY FUND, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA GOLD, LLC
By Moraga Partners, Inc., Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC.
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, LP
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON, INC.

By:          /s/ C. E. Patterson
             -------------------
             C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit              Description                                          Page

(a)(1)       Revised Offer to Purchase dated March 31, 2000

(a)(5)       Form of Letter to Unitholders dated April 19, 2000

(a)(6)       Press Release